Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 17 DATED APRIL 30, 2020

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission on April 26, 2019, as supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our distributions;
●	Announce our net asset value per share as of March 31, 2020;
●	Update our offering price per share;
●	Update our risk factors; and
●	Update our plan of operation.

Distributions

On March 30, 2020, our Manager authorized a daily cash distribution of $0.0015491803 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on April 1, 2020 and ending on April 30, 2020 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about May 15, 2020.

This distribution equates to approximately 6.0% on an annualized basis assuming a $9.45 per share net asset value, and approximately 5.7% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning April 1, 2020 and ending April 30, 2020. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Net Asset Value Per Share as of March 31, 2020

On April 27, 2020, our Manager determined that our net asset value (“NAV”) per share is $9.45 as of March 31, 2020. This NAV per share will be effective until updated by us on or about June 30, 2020, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of March 31, 2020 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of March 31, 2020.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See “Risk Factors ‒ There can be no assurance that our NAV per share as of March 31, 2020 will be accurate on any given date particularly in light of COVID-19 pandemic,” below.

Updated Offering Price, Distribution Reinvestment Plan Price and

Updated Share Repurchase Program Repurchase Amount

Prior to April 30, 2020, our offering price per share was equal to the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter). Our Manager has been monitoring closely our investments in connection with the global coronavirus (COVID-19) pandemic and the potential impact of the resulting economic disruptions on our tenants, portfolio and value of our investments. Given the unprecedented level of disruption and ongoing uncertainty caused by the COVID-19 pandemic, and after carefully considering the potential impact of COVID-19 on our portfolio, our Manager has determined that it is in the best interests of our shareholders to change the offering price per share to equal $9.45, our most recently announced NAV per share. This calculation of our offering price per share shall remain in effect until further notice. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular).

Risk Factors

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The impact of the COVID-19 pandemic and measures to prevent its spread could negatively impact our businesses in a number of ways, which could lead to material impairments of our assets, increases in our allowance for credit losses and changes in judgments in determining the fair value of our assets. Conditions in the bank lending, capital and other financial markets may deteriorate, and our access to capital and other sources of funding may become constrained or more costly, which could materially and adversely affect the availability and terms of future borrowings, renewals, re-financings and other capital raises.

The COVID-19 pandemic has impacted states and cities where properties in which we have investments are located, and preventative measures taken to alleviate the public health crisis, including “shelter-in-place” or “stay-at-home” orders issued by state and local authorities, have limited the operation of many businesses, or caused them to shut down operations altogether, and even if such orders are lifted, our tenants or our tenants’ businesses may be adversely impacted. Tenants at these properties may seek rent concessions from us as a result of such mandatory closures.

The COVID-19 pandemic has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you conditions will not continue to deteriorate as a result of the pandemic. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease occupancy levels and pricing across our portfolio.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material.

In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

There can be no assurance that our NAV per share as of March 31, 2020 will be accurate on any given date particularly in light of COVID-19 pandemic.

Our NAV is based on internal valuations of equity, debt and debt-like investments utilizing methods, inputs and estimates that are inherently subjective. In addition, internal valuations are based in large part on information available as of the end of a given calendar quarter, and market, property and other conditions may change materially thereafter. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. Accordingly, such internal valuations may not accurately reflect the actual market value of our assets, and, thus, investors may make decisions as to whether to invest in or redeem shares without complete and accurate valuation information. In particular, the COVID-19 pandemic and the economic impact arising from both the virus and actions taken to mitigate its spread may impact the value of our assets and availability of debt, and the value of equity, debt and debt like investments may not take such factors into account, including the duration of the outbreak, its escalation or mitigation efforts.

Accordingly, there can be no assurance that our NAV, as calculated based on such valuations, will be accurate on any given date, nor can there be any assurance that the sale of any investment would be at a price equivalent to the last estimated value of such investment. If, at any time, our NAV is lower than the true value of our assets and liabilities, those investors that redeem all or some of their shares at such time will be underpaid and those investors that retain their shares will be adversely affected if more shares are issued than redeemed at the lower price. Conversely, if our NAV is higher than the true value of our assets and liabilities, investors that purchase shares at such time will overpay, and if repurchases of shares based on a higher NAV were to exceed purchases of shares at that value, those investors that do not have their shares repurchased will be adversely affected.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of April 30, 2020, the aggregate value of all properties owned or underlying loans and other investments made by us, based on independent appraisals dated within six months of the original acquisition by Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable, was approximately $194 million. Changes in property values may or may not affect the net asset value of the Company, which invests in equity, loans and other fixed income investments.

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Ashlan Park Shopping Center — Fresno, CA

As previously disclosed, on November 19, 2018, we acquired a $3,600,000 second mortgage loan in connection with the acquisition of a 153,870 square-foot Class B shopping center located in Fresno, California.

On February 3, 2020, the senior lender in the transaction was paid off in full, and the second mortgage loan was partially paid off in the amount of $2,185,867. On April 17, 2020, the second mortgage loan was paid off in in full in the remaining amount of $1,457,089, which included (i) $1,414,133 in outstanding principal plus $6,077 in accrued interest, (ii) an exit fee of $36,000 which was paid to an affiliate of our Manager and (iii) legal fees.

Portland Office – Portland, OR

On November 27, 2018, we acquired a $3,950,000 senior mortgage loan in connection with the acquisition of a 20,000 square-foot Class C office building located in Portland, Oregon. We acquired the senior mortgage loan from Realty Mogul Commercial Capital, Co. for a purchase price of $3,950,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment.

On April 11, 2020, the senior mortgage loan entered into technical default. As we are the senior lender on this property, at this time, we believe we are well protected by the equity in the underlying asset, and we are currently working on a loan modification with the borrower.